John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com

May 29, 2012

VIA EDGAR

Sonny Oh, Esq.

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re: Manulife Financial Corporation and John Hancock Life Insurance Company (U.S.A.)

  Combined Registration Statement on Form F-3 (File Nos. 333-179261 and 333-179261-01)

Dear Mr. Oh:

On behalf of Manulife Financial Corporation (“MFC”) and John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) (collectively, the “Registrants”), we respectfully submit this correspondence via EDGAR to respond to your comment letter dated March 22, 2012. The comment letter is with respect to our January 31, 2012 filing of an initial Combined Registration Statement on Form F-3 under the Securities Act of 1933, as amended (the “Act”) (Accession Number 0000950123-12-001922) (the “January 31st Filing”) for the above-referenced registrations of a single payment modified guarantee deferred annuity contract to be issued by the Registrants (the “Contract”).

Your March 22, 2012 comments are shown below in italics followed by our response. We use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the Contract prospectus that was included in the January 31st Filing (the “Prospectus”). Following resolution of all staff comments, we intend to file a revised Prospectus (the “Revised Prospectus”) that will incorporate these changes, together with other changes noted in this letter and edits of an updating nature, as part of a pre-effective amendment to the January 31st Filing (the “Pre-Effective Amendment”). Our cover letter for the Pre-Effective Amendment will request an acceleration of the effective date to July 19, 2012.

COMMENT 1. Please confirm and explain to the staff the basis for eligibility by the registrants to file on Form F-3.

Response: We confirm the eligibility of the Registrants to file on Form F-3 for the following reasons:

Registrant MFC, a “foreign private issuer” (as such term is defined in Rule 405 under the Act), satisfies the Eligibility Requirements for use of Form F-3 as set forth in sections I.A.1-4. of the General Instructions for use of Form F-3.

The Registrants meet the Transaction Requirement for use of Form F-3, as set forth in section I.B.1 of the General Instructions for use of Form F-3 because: (a) the offering being registered is a primary offering of securities to be offered for cash; (b) the aggregate market value worldwide of MFC’s voting and non-voting common equity held by non-affiliates of MFC is the equivalent of $75 million or more at December 31, 2011, a date that is within 60 days of the date of the filing of the combined Registration Statement on January 31, 2012; and (c) the financial statements included by reference in this combined Registration Statement comply with Item 18 of Form 20-F.

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

Registrant John Hancock USA, a wholly owned subsidiary of Registrant MFC, satisfies Eligibility Requirements for use of Form F-3 as set forth in section I.A.5(iii) of the General Instructions to Form F-3 because: (a) MFC, its parent, meets the Registration Requirements and Transaction Requirement described above; (b) MFC provides a full and unconditional guaranty of the payment obligations on the securities being registered by John Hancock USA; and (c) John Hancock USA is registering non-convertible securities other than common equity.

COMMENT 2. Facing Sheet – Please delete the “$1.00” provided under “Proposed maximum aggregate offering price” and insert an appropriate value.

Response: We respectfully submit that $1.00 is the appropriate value. As we stated in footnotes (2) and (3) in the Form F-3 Facing Sheet under “Calculation of Registration Fee,” the interests in the market value adjustment account are sold on a dollar basis and not on the basis of a price per share or unit. The maximum aggregate offering price is estimated solely for the purpose of determining the amount of the registration fee.

COMMENT 3a. Front Cover Page – Please confirm that the disclosure provided on the front cover page is limited to one page; otherwise, please revise accordingly Item 501(b) of Regulation S-K. per Item 1 of Form F-3.

Response: We confirm that we will limit the disclosure on the front cover page to one page in the Revised Prospectus. We will do so by deleting disclosure text, as indicated below and incorporating it into the Prospectus section entitled “II. Overview – Risk Factors”:

~~Because of the Market Value Adjustment provision of the Contract, the Contract Owner bears the investment risk that the guaranteed interest rates offered by us at the time of withdrawal or the start of Annuity Payments may be higher than the guaranteed interest rate applied to the Contract with the result that the amount you receive upon withdrawal or annuitization may be reduced by the Market Value Adjustment and may be less than your original investment in the Contract. See “II. Overview – Are there any risks in purchasing this Contract?” and “IV. Charges, Deductions and Adjustments—Adjustments And Charges Upon Withdrawals.”~~

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense. These securities are not deposits with, or obligations of, or guaranteed or endorsed by, any bank or any affiliate thereof, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

The MFC Subordinated Guarantee does not relieve the Company of any obligations under its Contracts. Therefore, the MFC Subordinated Guarantee is in addition to all of the rights and benefits that the Contracts otherwise provide.

~~You should be aware that owning these securities may have tax consequences both in the United States and Canada. You should read the tax discussion contained in this prospectus and in any applicable prospectus supplement. However, this prospectus and any applicable prospectus supplement may not describe these tax consequences fully.~~

~~Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under U.S. securities laws may be affected adversely by the fact that MFC is organized under the laws of Canada, most of its officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of their assets are located outside the United States.~~

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

COMMENT 3b. Front Cover Page Please insert a cross-reference to the risk factors sections including the page number, Item 501(b)(5) of Regulation S-K per Item 1 of Form F-3.

Response: We note that the General Instructions for Use of Form F-3, section II.B. provides that “no table of contents and cross-reference sheet are required to be included in the prospectus or the registration prepared on this Form” but “registrants also may provide such other information as they deem appropriate.” Accordingly, the Prospectus contained in the Registration Statement has a full table of contents that contains specific chapters and sections with page numbers to provide a ready reference to guide prospective investors. We include cross-references in the text of the Prospectus to these chapters and sections and, where necessary, paragraphs within a section.

We will insert a cross-reference to the new risk factors section on the Front Cover Page of the Revised Prospectus as follows:

The Contract is designed to provide retirement income pursuant to either nonqualified retirement plans or plans qualifying for special income tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). As used herein, “you” refers to the Owner of a Contract. You make a single Purchase Payment for the Contract. The minimum Purchase Payment is [Product A: $10,000; Product B: $25,000]. The maximum Purchase Payment (without our prior approval) is $1,000,000. You may not make additional Purchase Payments for a Contract but may purchase additional Contracts at the then prevailing rates and terms. You designate the Guarantee Period to which we allocate your Purchase Payment. You select an Annuity Option available under your Contract or an alternate form of settlement acceptable to us. You assume some risks in purchasing this Contract. Please see “II. Overview – Risk Factors.”

COMMENT 3c. Front Cover Page – Given that the contract will be sold through two distribution channels, please confirm that the principal underwriter will be the same for both. If not, please add identity of second principal underwriter in last sentence of first paragraph.

Response: We confirm that John Hancock Distributors, LLC is the sole principal underwriter for all contracts sold pursuant to the Registration Statement, regardless of distribution channel.

COMMENT 4. Table of Contents – Please include a specific listing for a risk factors section, as required by item 502(a) of Regulation S-K per Item 2 of Form F-3, and add such a section as required by Item 503(c) of Regulation S-K per Item 3 of Form F-3.

Response: We will include a specific listing for a risk factors section in the Table of Contents and under a new section entitled “Risk Factors” in “II. Overview” in the Revised Prospectus as follows:

Risk Factors

There are various risks associated with an investment in the Contract that we summarize below.

Issuer/Guarantor Risk. Your Contract is issued by John Hancock USA and thus is backed by the Company’s financial strength. If the Company were to experience significant financial adversity, it is possible that the Company’s ability to pay interest and principal under the Contract could be impaired. The Guarantee Periods are subject to a subordinated guarantee by MFC. If MFC were to experience significant financial adversity, it is possible that MFC’s ability to carry out its obligations under the guarantee could be impaired.

Market Value Adjustment Risk. If you choose to withdraw your money or annuitize on any date other than the period 30 days after the expiration of the Guarantee Period, ~~you~~ we will ~~experience~~ impose a

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

Market Value Adjustment. ~~You do not participate directly in the investment experience of the assets that the Company holds to support the Contract. You do not participate directly in the investment experience of the assets that the Company holds to support the Contract. Nonetheless, the Market Value Adjustment formula (which is discussed in Appendix A: “Market Value Adjustment”) reflects the effect that prevailing interest rates have on those assets. If you need to withdraw your money during a period in which prevailing interest rates have risen above their level~~ We will impose a “negative” Market Value Adjustment if you withdraw your money during a period in which the interest rates we offer on new Guarantee Periods are higher than the rate we are crediting to the current Guarantee Period for your Contract. ~~when you made your purchase, you will experience a “negative” Market Value Adjustment.~~ When we impose this Market Value Adjustment, it could result in the loss of both the interest you have earned and a portion of your Purchase Payment. We designed the Market Value Adjustment formula (which is discussed in Appendix A: “Market Value Adjustment”) to reflect the effect that changes in prevailing interest rates may have on the assets the Company holds to support the Contracts. The “k” adjustment factor under the Market Value Adjustment formula is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, as a result of withdrawal or annuitization. Thus, the adjustment factor k will cause the Market Value Adjustment to be negative. This factor effectively reduces the amount paid and functions as an additional withdrawal charge. The Market Value Adjustment, alone or in combination with the applicable withdrawal charges, could result in your total withdrawal proceeds being less than your Purchase Payment. Thus, before you commit to a particular Guarantee Period, you should consider carefully whether you have the ability to remain invested throughout the Guarantee Period.

In addition, we provide no assurance that the Contract will perform better than another investment that you might have made.

Risks Related to the Withdrawal Charge. We may impose withdrawal charges that range as high as 7%. If you anticipate needing to withdraw your money prior to the end of a Guarantee Period you should be prepared to pay the withdrawal charge that we will impose.

Because we assess a withdrawal charge if you take a withdrawal from the Contract before the end of your Guarantee Period, and because you may elect a Subsequent Guarantee Period upon the expiration of any Guarantee Period, withdrawal charges will apply, according to the schedules that appear in “IV. Charges, Deductions and Adjustments – Fee Tables” and in Appendix C: “State Premium Taxes,” for as long as you own your Contract.

Risks Related to the MFC Subordinated Guarantee. ~~Your ability to enforce civil liabilities related to the MFC Subordinated Guarantee under U.S. securities laws may be affected adversely by the fact that MFC is organized under the laws of Canada, most of its officers and directors and some of the experts named in this prospectus are residents of Canada, and a substantial portion of their assets are located outside the United States~~. The financial capacity of MFC to make timely payments to you under its subordinated guarantee (the “MFC Subordinated Guarantee”) may be adversely affected by a number of factors. You should review the factors discussed under the captions “Risk Factors” and “Caution Regarding Forward-Looking Statements” in MFC’s Annual Report on Form 40-F/A, dated March 23, 2012, under the captions “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2011, and in note 10 to MFC’s annual audited consolidated financial statements as at and for the year ended December 31, 2011, each filed as an exhibit to MFC’s Annual Report on Form 40-F, as amended, for the fiscal year ended December 31, 2011 (incorporated by reference in this Prospectus), similar sections in MFC’s subsequent filings that MFC incorporates by reference in this Prospectus, and other information about MFC included in this Prospectus. In addition, the MFC Subordinated Guarantee constitutes an unsecured obligation of MFC as guarantor, and is subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the MFC Subordinate Guarantee of the contract’s market value adjustment interests, and effectively rank senior to MFC’s preferred and common shares. Consequently, in the event of MFC’s bankruptcy, liquidation, dissolution, winding-up or reorganization, or upon acceleration of any series of debt securities or other financial obligations due to an event of default thereunder also

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

triggering payment obligations on other debt, MFC’s assets will be available to pay its obligations on the MFC Subordinated Guarantee only after all secured indebtedness and other indebtedness senior to the MFC Subordinated Guarantee has been paid in full. There may not be sufficient assets remaining to pay amounts due on all or any portion of the MFC Subordinated Guarantee.

COMMENT 5. The first paragraph on page 1 refers to a change from Canadian GAAP to IFRS and the last sentence of the third paragraph explains where to find out more about the differences between Canadian GAAP and U.S. GAAP. Therefore, for more complete disclosure, please describe the differences between IFRS and U.S. GAAP or where such information may be found.

Response: We will add additional disclosure in the first paragraph on page 1 in the section entitled “About This Prospectus” in the Revised Prospectus as follows:

In this Prospectus, unless otherwise specified or the context otherwise requires, references to “MFC” refer to Manulife Financial Corporation. Unless otherwise specified, all dollar amounts contained in this Prospectus are expressed in U.S. dollars, references to “dollars” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. Unless otherwise specified, MFC financial information included and incorporated by reference in this Prospectus is prepared using generally accepted accounting principles in Canada, which we refer to as “Canadian GAAP.” MFC adopted International Financial Reporting Standards, which we refer to as IFRS, effective for interim and annual periods commencing January 1, 2011. Prior to the adoption of IFRS, MFC prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles as in effect prior to January 1, 2011. Accordingly, Canadian GAAP refers to prior Canadian generally accepted accounting principles for 2010 and earlier and IFRS for 2011 and beyond. A reconciliation and analysis of major differences between IFRS and US GAAP for net income attributed to shareholders is included on Form 40-F (filed on March 16, 2012), in the U.S. GAAP Disclosure section of Exhibit 99.2 – Management Discussion & Analysis in the MFC annual report for the year ended December 31, 2011.

COMMENT 6.a. Overview (page 4) – Please provide the complete mailing address and telephone number of the registrants’ principal executive offices as required by Item 503(b) per Item 3 of Form F-3.

Response: We will provide our mailing address and telephone number in the final paragraph on page 1 in the section entitled “About This Prospectus” in the Revised Prospectus as follows:

John Hancock USA has been a subsidiary of MFC for financial reporting purposes since September 1999 and, as a consequence, John Hancock USA has been, and will continue to be, included in the consolidated financial statements of MFC in reports filed by MFC with the SEC since that date. John Hancock USA’s principal executive offices are located at 601 Congress Street, Boston, Massachusetts 02210. You may call us at (800)344-1029. MFC’s principal executive offices are located at 200 Bloor Street East, Toronto ON, Canada M4W 1E5. You may call us at (416) 926-3000.

COMMENT 6.b. Overview (page 4) – The example on page 4 is limited and any examples should be provided in the fuller discussion of the Guarantee Periods rather than the summary portion of the Prospectus. Therefore, please move the example to “Accumulation Provisions” beginning on page 9. In addition, please illustrate how the Guarantee Periods work by providing values for the Purchase Payment, and the lengths of and hypothetical interest rates for the Guarantee Periods used in the example.

Response: We will move the example in the Revised Prospectus from “II. Overview” to “III. Description of the Contract – Accumulation Provisions – Subsequent Guarantee Periods” and add values and rates as follows:

EXAMPLE:

The following example illustrates how a Contract can work. It assumes that you are age 55 when you purchase the Contract, you do not take withdrawals, and we make certain Guarantee Periods available until you are age 70:

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

Age 55 – You purchase a Contract with a $100,000 Purchase Payment with an assumed interest rate of 2.75% applicable for your chosen 5 year guarantee period. Your Account Value grows to $114,527.33

g Age 60 – You renew for a subsequent 6-Year Guarantee Period at the assumed then-current guaranteed rate of 3.25%. Your Account Value grows to $138,755.28.

g Age 66 – You renew for a Subsequent 5-Year Guarantee Period at the assumed then-current guaranteed rate of 3.10%. Your Account Value grows to $161,637.77

Age 71 – You elect to begin annuity benefit payments of $808.19 every month for the remainder of your life.

COMMENT 6. c. Overview (page 4) – At the end of “Retirement Plans” on page 4, please also include parallel disclosure with respect to the fact that a Qualified Plan also provides the tax deferral benefits of an annuity, e.g., last two sentences under “Tax Deferral” on page 6. Please also add the same disclosure to the first paragraph under “Eligible Plans” on page 9.

Response: We will make the following change in the Revised Prospectus under “II. Overview – Retirement Plans”:

Retirement Plans. We may issue the Contract pursuant to either nonqualified retirement plans or plans qualifying for special income tax treatment under the Code. Qualified Plans include individual retirement accounts and annuities (“IRAs”) (including Roth IRAs), pension and profit-sharing plans for corporations and for sole proprietorships/partnerships (“H.R. 10” and “Keogh” plans) and state and local government deferred compensation plans (see “VII. Federal Tax Matters – Qualified Retirement Plans”). If you are considering purchasing a Contract for use in connection with a Qualified Plan, you should consider, in evaluating the suitability of the Contract, that it allows only a single Purchase Payment in a minimum amount stated on the cover page of this Prospectus. When you purchase a Contract for any, the Contract does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan. Consequently, you should purchase a Contract for a Qualified Plan only on the basis of other benefits offered by the Contract. These benefits may include lifetime income payments and guaranteed fees.

We will also add the same disclosure to the first paragraph under “III. Description of the Contract – Eligible Plans.”

COMMENT 6d. Overview – In the paragraph preceding “How does my Account Value grow?” on page 5, please add at the end of the last sentence that the amount returned may still be subject to income tax and a 10% penalty tax as provided in the last sentence of last paragraph under “Purchase Payment” on page 9.

Response:

We will make the following change in the Revised Prospectus to the last paragraph under “II. Overview – How can I invest money in the Contract?”:

Prior to the Maturity Date and at our option, we may cancel a Contract if the Account Value is less than $5,000. This cancellation privilege may vary in certain states to comply with the requirements of their insurance laws and regulations (see “III. Description of the Contract – Purchase Payment”). If we cancel your Contract, we will not apply a Market Value Adjustment factor or withdrawal charges (see “IV. Charges, Deductions and Adjustments”). The amount paid to you may be subject to income tax and to a 10% penalty tax. (See “VII. Federal Tax Matters” for a more detailed discussion.)

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

COMMENT 6e. Overview – Under “Market Value Adjustment” on page 5, please revise when a Market Value Adjustment may occur to be consistent with its definition in the glossary on page 3, i.e., on any date other than the 30-day period after the expiration of a Guarantee Period.

Please also revise other applicable disclosure as necessary, e.g., first paragraph under “Adjustments and Charges Upon Withdrawals” on page 17.

Response: We will make the following change in the Revised Prospectus under “II. Overview – What fees and charges do I pay under the Contract? – Market Value Adjustment”:

Market Value Adjustment. We will adjust any amount withdrawn or annuitized ~~prior to the end~~ on any date other than during the 30-day period after the expiration of either the Initial Guarantee Period or a Subsequent Guarantee Period by the Market Value Adjustment factor described under “IV. Charges, Deductions and Adjustments – Adjustments and Charges Upon Withdrawals” and Appendix A: “Example Of Market Value Adjustment Calculation.” (Please see “IV. Charges, Deductions and Adjustments” for certain exceptions when we will not apply a Market Value Adjustment.)

We will make the following change in the Revised Prospectus to the first paragraph under “IV. Charges, Deductions and Adjustments – Adjustments and Charges Upon Withdrawals”:

Adjustment and Charges Upon Withdrawals

We may apply a Market Value Adjustment factor and assess withdrawal charges under the Contracts if you request a partial or full withdrawal of Account Value or annuitize any amount ~~prior to the end~~ on any date other than during the 30-day period after the expiration of either the Initial Guarantee Period or a Subsequent Guarantee Period. Where permitted by state law, we may also assess an administrative fee if you request a full withdrawal of Account Value or annuitize any amount prior to the end of these periods.

COMMENT 7. Subsequent Guarantee Periods (page 10) – Please confirm whether the revisions to the bolded sentence in the first paragraph reflect a procedural change in how the Guarantee Periods work. If so, please provide an example. If not, please retain the original wording of the bolded sentence.

Response: The revisions to the bolded sentence in the first paragraph under “III. Description of the Contract – Subsequent Guarantee Periods” do not reflect a procedural change in how the Guarantee Periods work. The original Registration Statement provided that a new one year Subsequent Guarantee Period would commence if the Contract Owner did not elect a specific Guarantee Period from among those currently offered by the Company at the termination of an existing Guarantee Period. The Company does not currently offer Guarantee Periods other than ten year Guarantee Periods, although that may change in the future. Accordingly, we revised the default language in bold to inform the Contract Owners that if they fail to elect a Subsequent Guarantee Period, we will select the shortest Guarantee Period available for them.

COMMENT 8. Impact of Divorce (page 11) – For clarity, please confirm and disclose whether the Market Value Adjustment will also be applicable.

Response: We confirm that the Market Value Adjustment will also be applicable, and we will make the following change in the Revised Prospectus under “III. Description of the Contract – Impact of Divorce”:

Impact of Divorce. In the event that you and your spouse become divorced after you purchase a Contract, we will treat any request to reduce or divide benefits under a Contract as a request for a withdrawal of Account Value. The transaction may be subject to any applicable tax, Market Value Adjustment or withdrawal charge.

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

COMMENT 9. Death Benefit Before Maturity Date – Please expand on what is meant by the last sentence of the second to last paragraph appearing on page 13 (“We receive a benefit from all amounts left in the JHSAA”).

Response: We will make the following change in the Revised Prospectus under “III. Description of the Contract – Death Benefit Before Maturity Date”:

Upon request, the death benefit proceeds may be taken in the form of a lump sum. In that case, we will pay the death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances for which payment of withdrawals may be postponed (see “Withdrawals” above). Beneficiaries who opt for a lump sum payout of their portion of the death benefit may choose to receive the funds either in a single check or wire transfer or in a John Hancock Safe Access Account (“JHSAA”). Similar to a checking account, the JHSAA provides the Beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. Any interest paid may be taxable. The Beneficiary can obtain the remaining death benefit proceeds in a single sum at any time by cashing one check for the entire amount. The Beneficiary may draw a check on the JHSAA that is payable to himself/herself as well as to any other person or party. Note, however, that a JHSAA is not a true checking account, but is solely a means of distributing the Contract’s death benefit. The Beneficiary can only make withdrawals and not deposits. The JHSAA is part of our General Account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We may receive a benefit from managing proceeds held in a JHSAA.

COMMENT 10.a. Annuity Provisions (page 13) – Please include the substance of footnote 1 on page 13 in the body of the Prospectus.

Response: We will make the following change in the Revised Prospectus under “III. Description of the Contract – Annuity Provisions – General”:

Generally, annuity benefits under the Contract will begin on the Maturity Date (the “Annuitization”). The Maturity Date is the date specified on the Contract specifications page, unless changed. If no date is specified, the Maturity Date is the maximum Maturity Date. The maximum Maturity Date is the first day of the month following the 95th birthday of the Annuitant. You may specify a different Maturity Date at any time by written request at least one month before both the previously specified and the new Maturity Date. Without our consent, the new Maturity Date may not be later than the maximum Maturity Date. We will deny our consent to a later Maturity Date based upon any current or future legal restrictions imposed by state laws and regulations, by regulatory authorities or by the Code and the IRS. Currently, for Nonqualified Contracts, the IRS has not provided guidance with respect to a maximum date on which annuity payments must start. In the event that any future rulings, regulations, or other pronouncements by the IRS provide us with guidance, we may need to restrict your ability to change to a Maturity Date under a Nonqualified Contract which occurs when the Annuitant is at an advanced age (for example, past age 95). You should consult with a qualified tax advisor for information about potential adverse tax consequences for such Maturity Dates. You will be required to select the shortest available Guarantee Period if all of the then-available Guarantee Periods have expiration dates that would extend beyond the maximum Maturity Date. The Maximum Maturity Date will be revised to match the expiration date of that shortest available Subsequent Guarantee Period. The occurrence or scheduled occurrence of Maturity Dates when the Annuitant is at an advanced age, e.g., past age 95, may in some circumstances have adverse income tax consequences (see “VII. Federal Tax Matters” for a more detailed discussion). Distributions from Qualified Contracts may be required before the Maturity Date.

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

COMMENT 10 .b. Annuity Provisions – Please disclose the minimum monthly payment references in the third paragraph under “General” and the second to last paragraph under “Annuity Options.”

Response: We will make the following change in the Revised Prospectus under “III. Description of the Contract – Annuity Provisions – General”:

You may select the frequency of Annuity Payments. However, if the Account Value at the Maturity Date is such that a monthly payment would be less than our minimum then in effect (our current minimum is $20), we may make a single payment in one lump sum adjusted by any Market Value Adjustment, if applicable, to the Annuitant or Payee on the Maturity Date.

We will make the following change in the Revised Prospectus under “III. Description of the Contract – Annuity Provisions – Annuity Options”:

Only an Account Value of $5,000 or more may be applied to one of the Annuity Options offered. If the amount of the first Annuity Payment would be less than our minimum requirements then in effect (our current minimum is $20), we may make a single payment, adjusted by any Market Value Adjustment, if applicable, on the date the first payment is payable. This single payment is in place of all other benefits provided by the Contract.

COMMENT 10 .c. Annuity Provisions – Please clarify what is meant by the last paragraph under “Annuitant” at the top of page 16.

Response: We will make the following change in the Revised Prospectus under “III. Description of the Contract – Other Contract Provisions – Annuitant”:

If any Annuitant is changed and any Contract Owner is not a natural person, section 72(s)(6) of the Code requires us to treat that change of Annuitant as the death of the Contract Owner. Accordingly, if we do not receive earlier distribution instructions, we normally distribute the entire interest in the Contract to the Contract Owner within five years. We will reduce the amount distributed by charges or Market Value Adjustment that would otherwise apply upon withdrawal.

COMMENT 11.a. Charges, Deductions and Adjustments (page 17) – It is very confusing to read the introductory narrative preceding “Free Withdrawal Amount” because it initially describes the Market Value Adjustment in detail and then without any real transition, refers suddenly to a detailed aspect of the imposition of withdrawal charges in the second to last paragraph.

Therefore, please revise the introduction to be more of a summary and leave the details regarding the charges to their respective sections.

Response: We will make the following change in the Revised Prospectus under “IV. Charges, Deductions and Adjustments –Adjustments and Charges Upon Withdrawals”:

Adjustments and Charges Upon Withdrawals

We may apply a Market Value Adjustment factor and assess withdrawal charges under the Contracts if you request a partial or full withdrawal of Account Value or annuitize any amount on any date other than during the 30-day period after the expiration of either the Initial Guarantee Period or a Subsequent Guarantee Period. Where permitted by state law, we may also assess an administrative fee if you request a full withdrawal of Account Value or annuitize any amount prior to the end of these periods.

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

We provide information on a “free” withdrawal amount, Market Value Adjustment factor and withdrawal charges in the sections that follow. We next provide examples to illustrate how these impact “gross” and “net” requests to withdraw Account Value. We provide information on the administrative fee that we may impose under the Contracts in “Other Charges And Deductions”.

We will also move the “Waivers of Charges” disclosure in the Revised Prospectus so that it will follow, rather than precede, the “Withdrawal Charge” disclosure under “IV. Charges, Deductions and Adjustments –Waivers of Charges”:

Withdrawal Charge

Please see Appendix B for a schedule of withdrawal charges applicable to the Contracts we offer through this Prospectus. A withdrawal charge will reduce the amount payable to you if you make a withdrawal in excess of the free withdrawal amount from the Contract before the end of your chosen Guarantee Period.

We calculate the amount of the withdrawal charge by multiplying the Gross Withdrawal Amount, less any administration fee and free withdrawal amount, by the applicable withdrawal charge percentage obtained from the tables set forth in Appendix B. We use separate withdrawal charge percentages for Initial and Subsequent Guarantee periods. (Please read “III. Description of the Contract – Withdrawals” and Appendix B: “Withdrawal Charge Schedules” for more information.)

We may subject withdrawals to a Market Value Adjustment in addition to the withdrawal charge described above (see “IV. Charges, Deductions and Adjustments – Market Value Adjustment Factor” and “IV. Charges, Deductions and Adjustments – Impact of Market Value Adjustment and Withdrawal Charge”). The Market Value Adjustment, alone or in combination with applicable withdrawal charges, could result in your receiving total withdrawal proceeds of less than your Purchase Payment.

Withdrawals may be subject to income tax to the extent of earnings under the Contract and, if made prior to age 59 1/2, may also be subject to a 10% penalty tax (see “VII. Federal Tax Matters – Taxation of Partial and Full Withdrawals”).

Waivers of Charges

We will not apply a Market Value Adjustment factor or assess withdrawal charges:

•

if you request a withdrawal or annuitize any amount during the 30-day period after the expiration of any Guarantee Period. (We must receive your written request for withdrawal during the 30-day period following the end of that Guarantee Period); or

•	if you request to withdraw or annuitize any available free withdrawal amount; or
•

if we cancel your Contract should you make withdrawals that bring your Account Value below $5,000 (However, if the Account Value at the Maturity Date is such that a monthly payment would be less than our minimum in effect, we may make a single payment in one lump sum adjusted by any Market Value Adjustment, if applicable, to the Annuitant or Payee on the Maturity Date); or

•	if you should be confined to an eligible Nursing Home as described below in “Waiver of Withdrawal Charge and MVA – Confinement to Nursing Home” and request any withdrawal of your Account Value; or
•

in connection with our payment of Contract proceeds following the death of the Owner or, if applicable, the Annuitant, except as described in “Accumulation Provisions – Death Benefit Before Maturity Date.”

We will not apply withdrawal charges on distributions made from a one-year or a two-year Subsequent Guarantee Period, if available. For Contracts issued in Florida on or after January 1, 2011 to residents age 65 years or older, we will not apply withdrawal charges on any withdrawals taken after the tenth Contract Anniversary.

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

COMMENT 11.b. Charges, Deductions and Adjustments (page 17) – The carve out for withdrawal charges in Florida in the paragraph following the bullet point list in the introductory narrative and also at the end of Appendix B appears superfluous as there are no withdrawal charges applicable after the tenth contract anniversary for any contract in any Guarantee Periods.

Response: We respectfully submit that the disclosure in “IV. Charges, Deductions and Adjustments – Adjustments and Charges Upon Withdrawals” is not superfluous. Contracts issued or issued for delivery outside Florida provide for the selection of Subsequent Guarantee Periods that would extend the application of withdrawal charges past the tenth Contract Anniversary. Contracts issued or issued for delivery to seniors in Florida do not have provisions for the application of withdrawal charges past the tenth Contract Anniversary.

COMMENT 11.c. Charges, Deductions and Adjustments (page 17) – Please clarify what is meant by item “(c)” under “Free Withdrawal Amount.”

Response: We will change item (c) in the Revised Prospectus under “IV. Charges, Deductions and Adjustments – Free Withdrawal Amount” by deleting the phrase “the amount payable” and inserting in its place “any Death Proceeds amount paid.” The revised item will read: “(c) any Death Proceeds amount paid to the Beneficiary.”

COMMENT 11.d . Charges, Deductions and Adjustments (page 17) – In the definition of “j” under “Market Value Adjustment Factor” appearing on page 18, please clarify the clause stating the “for durations equal to the time remaining” so the reader knows that it is referring to durations of the Guarantee Periods available at the time of the withdrawal or annuitization that are equal to the time remaining in the current Guarantee Period (the one from which a withdrawal is being made).

Response: We will make the following change in the Revised Prospectus under “IV. Charges, Deductions and Adjustments – Market Value Adjustment Factor”:

j=	the current rate (expressed as a decimal) in effect for durations equal to the time remaining in the current Guarantee Period. (For example, if you were to request a withdrawal at the end of the second year of a five year Guarantee Period, the remaining duration would be three years.) If the time remaining in the Guarantee Period is not a whole number of years, then the rate will be interpolated, based upon the number of months remaining, between the current rates offered from the closest durations. If not available, we will declare a rate solely for this purpose that is consistent with rates for durations that are currently available.

COMMENT 11.e. Charges, Deductions and Adjustments – Please disclose “k – the adjustment factor” under “Market Value Adjustment Factor” in the discussion of contract risks and include disclosure explaining the impact it has on the Market Value Adjustment.

Response: Please see our response to Comment 4 above.

COMMENT 11.f. Charges, Deductions and Adjustments – Please bold the third to last paragraph under”Market Value Adjustment Factor.”

Response: We will bold the third to last paragraph under “IV. Charges, Deductions and Adjustments – Market Value Adjustment Factor” and also bold the two paragraphs above that paragraph as follows:

The Market Value Adjustment also is affected by the amount of time remaining in the Guarantee Period. Generally, the longer the time remaining in the Guarantee Period, the greater the effect of the Market Value Adjustment on the amount withdrawn or annuitized. This is because the longer the

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

time remaining in the Guarantee Period, the higher the compounding factor n in the Market Value Adjustment factor.

The Market Value Adjustment, alone or in combination with applicable withdrawal charges, could result in your receiving total withdrawal proceeds of less than your Purchase Payment.

Because of the Market Value Adjustment provision of the Contract, you bear the investment risk that the current available guaranteed interest rate offered by us at the time of withdrawal or annuitization may be higher than the initial or subsequent guarantee interest rate applicable to the Contract with the result that the amount you receive upon a withdrawal or annuitization may be substantially reduced.

COMMENT 11.g. Charges, Deductions and Adjustments – Please correct the reference to “free withholding amount” in the first paragraph under “Withdrawal Charge” on page 18, i.e., it should be “free withdrawal amount?”

Response: We will make the following change in the Revised Prospectus under “IV. Charges, Deductions and Adjustments – Withdrawal Charge”:

Please see Appendix B for a schedule of withdrawal charges applicable to the Contracts we offer through this Prospectus. A withdrawal charge will reduce the amount payable to you if you make a withdrawal in excess of the free ~~withholding~~ withdrawal amount from the Contract before the end of your chosen Guarantee Period.

COMMENT 11.h. Charges, Deductions and Adjustments – Based on the description of the free withdrawal amount on page 17, please consider revising “Step 4” to EXAMPLE 1 on page 20 to reflect that the Market Value Adjustment and withdrawal charge are subtracted from $16,000 and then $800 (free withdrawal amount) is added to equal the net amount payable.

Moreover, in the narrative description of the Market Value Adjustment and withdrawal charges, please make it clear that both apply to the same Gross Withdrawal Amount minus the free withdrawal amount.

Response: We respectfully submit that the stated assumptions to Example 1 (Impact on a Total Withdrawal) under “IV. Charges, Deductions and Adjustments – Impact of Market Value Adjustment and Withdrawal Charge” correctly state that the owner is requesting a total withdrawal of the entire Account Value [$16,800] and that the free withdrawal amount is $800.

As disclosed in the final sentence of Step 1, the Gross Withdrawal Amount subject to Market Value Adjustment and withdrawal charges is $16,000. The Company uses the $16,000 figure to calculate both the MVA and the withdrawal charge, but it does not affect the total withdrawal amount.

As disclosed in Step 2, the Company calculates the Market Value Adjustment by: (1) determining the MVA factor [0.94201]; (2) multiplying the $16,000 by the factor; and (3) comparing the result [$15,072] against the $16,000 amount that is subject to MVA, to arrive at an adjustment amount of $928.

As disclosed in Step 3, the Company applies the withdrawal charge percentage [6%] against the same $16,000 amount that is subject to withdrawal charges to arrive at the withdrawal charge of $960.

As disclosed in Step 4, the Company deducts the $928 MVA and the $960 withdrawal charge from the Account Value of $16,800, to arrive at a net payable amount of $14,912.

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

COMMENT 12.a. The MFC Subordinated Guarantee (page 25) – The last sentence of the third paragraph refers to making payments to the “holders of the Contracts.” Therefore, for clarity, please revise the use of the reference to “his” to relate to such “holders” if applicable

Response: We will make the following change in the Revised Prospectus under “VI. The MFC Subordinated Guarantee – What are the terms of the MFC Subordinated Guarantee?”:

(a)(i) by reason of ~~his~~ the holder being a person with whom John Hancock USA or MFC is not dealing at arm’s length for the purposes of the Income Tax Act (Canada), or (ii) by reason of ~~his~~ the holder having a connection with Canada or any province or territory thereof other than the mere holding, use or ownership or deemed holding, use or ownership of such Contract;

(b) by reason of ~~his~~ the holder being liable for or subject to such withholding or deduction because of ~~his~~ the holder’s failure to make a claim for exemption to the relevant tax authority; or

COMMENT 12.b. The MFC Subordinated Guarantee – On page 27, MFC incorporates by reference various documents. Please explain to the staff the basis for omitting Form 20-F as required by Item 6(a).

Response: Pursuant to the Multi-Jurisdictional Disclosure System adopted by the SEC for Canadian issuers effective July 1, 1991, MFC currently files Annual Reports on Form 40-F instead of on Form 20-F or 10-K. Accordingly, there are currently no Form 20-F filings for MFC to incorporate.

COMMENT 12.c. The MFC Subordinated Guarantee – Please provide the disclosure required by Item 6(d).

Response: We will provide the disclosure required by Item 6(d) of Form F-3 by making the following change to the Revised Prospectus under “VI. The MFC Subordinated Guarantee – Where You Can Find More Information”:

We will provide to each person to whom a Prospectus is delivered, including any Contract Owner, a copy of any or all of the information that has been incorporated by reference in this Prospectus but not delivered with the Prospectus, at no cost to the requester, upon written or oral request to: ~~Copies of the documents incorporated in this Prospectus by reference may be obtained on request without charge from:~~

Manulife Financial Corporation

ATTN: Corporate Secretary

200 Bloor Street East, NT-10

Toronto, Ontario Canada M4W 1E5

Telephone: (416) 926-3000

COMMENT 13. Part II – Financial Statement, Exhibits and Certain Other Information – Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: We will file any financial statements, exhibits, and any other required disclosure not included in, or incorporated by reference into, this Registration Statement as part of a pre-effective amendment to the Registration Statement.

Sonny Oh, Esq.

Senior Counsel

SEC Office of Insurance Products

May 29, 2012

COMMENT 14. Representations

In making any request for acceleration of the effective date of the Registration Statements, the Registrants will acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me on any matters this registration at (617) 663-3192 or, in my absence, please contact David Pickett, Esq. at (617) 663-2203.

Sincerely,

/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel– Annuities